RECEIVED
2005 JAN -4 P 3:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



05005066

December 30, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Provision against Possible Loss Resulting from Antitrust Investigation into Samsung Semiconductor Inc.) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 1/11


SAMSUNG

ELECTRONICS

December 30, 2004

Provision against Possible Loss Resulting from Antitrust Investigation into Samsung Semiconductor Inc.

▫ **Details**

Samsung Semiconductor Inc. (SSI), Samsung Electronics' subsidiary in the U.S.A, has decided to set $100 million in provision against possible loss resulting from the ongoing antitrust investigation into the company.



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 30, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in LCD Line 7-2) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

December 30, 2004

Investment in LCD Line 7-2

▫ **Details**

1. Investment amount : KRW 286.7 billion
   - The total shareholders' equity : KRW 29,527,100,000,000
   - Portion of the total shareholders' equity : 0.97%

2. Products : LCD panels for TV and monitors

3. Investment purpose
   : To increase production capacity in response to growing demand for LCD TV and large size LCD monitors.

4. Financing : Cash on hand

5. Location : Chungcheongnam-do Asan-si, Korea

6. The management committee authorized the investment plan on December 27, 2004.



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 30, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (District Court First Trial Verdict on Legal Case for Nullifying the Results of the AGM of Shareholders) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

December 30, 2004

District Court First Trial Verdict on Legal Case for Nullifying the Results of the Annual General Meeting of Shareholders

▫ **Details**

1. Legal parties
   - Plaintiff : Park Geun Yong, and Kim Gi Sik
   - Defendant : Samsung Electronics Co., Ltd.

2. First trial verdict release : December 27, 2004

3. Court of Jurisdiction : Suwon District Court

4. Verdict
   - The plaintiff's claim that "the shareholder approval of financial statements, appointment of outside directors and executive directors should be invalidated since the FY2003 AGM (February 27, 2004) violated the due process of voting" shall be dismissed
   - Plaintiffs will pay the litigation cost.

5. Explanation
   - The FY 2003 AGM seems to have proceeded in a proper manner taking into account majority opinions from attending shareholders and practicalities of surrounding circumstances. Therefore, the plaintiff's claim shall not be accepted.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 30, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Response to Disclosure Inquiry) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

December 23, 2004


SAMSUNG

ELECTRONICS

Response to Disclosure Inquiry Regarding Media Report on Retroactive Customs Duty Collection of KRW 150 billion

In June 2004, the Korea Customs Service decided to impose retroactive tariffs on importers of Multi Chip Packages (MCPs) for their past imports. MCP is to be grouped in the commodity section of "Other Electronic Equipment (HS 8543, tariffs of 8%) instead of IC (no tariffs) based on the world customs organization (WCO)'s ruling that it would treat MCP as IC in its tariff classification beginning in 2007.

The Korea Customs Service reaffirmed its decision to impose KRW 156.4 billion on Samsung Electronics for imports of the MCP over the past two years (the customs authorities calculated that amount based on the import report made by Samsung Electronics).

Samsung Electronics has already paid KRW 3.5 billion out of KRW 156.4 billion balance, the customs service has extended the deadline for the payment of the remaining balance to December 30, 2004, and Samsung Electronics plans to pay the remaining balance by the renewed deadline (the company plans to apply for a tariffs refund for the portion of exports of MCP).

In response to the retroactive tariffs collection, Samsung Electronics has filed a complaint with the Seoul Main Customs and Gumi Customs responsible for the retroactive tariffs collections according to the due process of filing a complaint.
A claim has also been filed with the taxation review board.
A disclosure will be made once a final decision is reached on these actions.